Filed pursuant to Rule 433

Registration No. 333-281921

Issuer Free Writing Prospectus dated August 10, 2026

Relating to Preliminary Prospectus Supplement dated August 10, 2026

ILLUMINA, INC.

FINAL TERM SHEET

August 10, 2026

$300,000,000 4.950% Notes due 2029

Issuer:	Illumina, Inc.

Format:	SEC Registered

Title of Securities:	4.950% Senior Notes due 2029 (the “Notes”)

Ratings*:	Moody’s: Baa3 (Stable) S&P: BBB (Stable) Fitch: BBB (Stable)

Trade Date:	August 10, 2026

Settlement Date**:	August 17, 2026 (T+5)

Principal Amount:	$300,000,000

Maturity Date:	September 19, 2029

Coupon (Interest Rate):	4.950%

Benchmark Treasury:	UST 4.125% due July 15, 2029

Benchmark Treasury Price and Yield:	99-16; 4.308%

Spread to Benchmark Treasury:	+65 basis points

Yield to Maturity:	4.958%

Price to Public:	99.971% of the Principal Amount

Interest Payment Dates:	Semi-annually on March 19 and September 19 of each year, commencing on March 19, 2027

Make-Whole Call:

Prior to August 19, 2029, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming such Notes matured on August 19, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 10 basis points, less (b) interest accrued to the redemption date, and

(ii) 100% of the principal amount of the Notes to be redeemed,

plus, in each case, any accrued and unpaid interest on the Notes to be redeemed to, but not including, the redemption date.

Par Call:	On or after August 19, 2029, the Company may redeem the Notes at its option, in whole or in part at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the Notes to be redeemed to, but not including, the redemption date.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest

Use of Proceeds:	The Company intends to use the net proceeds of this offering, together with cash on hand, to repay its 4.650% notes due September 9, 2026, of which $500.0 million aggregate principal amount was outstanding as of June 28, 2026.

CUSIP Number:	452327AS8

ISIN:	US452327AS80

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC

Co-Managers:	ING Financial Markets LLC Standard Chartered Bank U.S. Bancorp Investments, Inc. Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
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Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the date of delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to one business day before the date of delivery should consult their advisors in this regard.

The issuer has filed a registration statement (including a prospectus dated September 4, 2024) and a preliminary prospectus supplement dated August 10, 2026 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. can arrange to send you the prospectus and the prospectus supplement if you request them by contacting J.P. Morgan Securities LLC, c/o Broadridge Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or call collect at 212-834-4533; or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146 or by emailing prospectus@citi.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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